

May 10, 2007

Scott H. Pearce
President and Chief Executive Officer
BioFuel Energy Corp.
1801 Broadway, Suite 1060
Denver, CO 80202

> **Re: BioFuel Energy Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 9, 2007**
> **File No. 333-139203**

Dear Mr. Pearce:

We have reviewed your filing and have the following comments.

Selected Financial Data, page 42

1. We have reviewed your response to comment 1 in our letter dated May 8, 2007. Please enhance your disclosure regarding the anticipated stock split so that it is similar to the disclosures presented on page 39.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

Summary of Critical Accounting Policies, page 53

Share-based Compensation, page 53

2. Please tell us what consideration you gave to identifying as an expert, and filing a consent from, the independent valuation firm who performed the valuation of your Class M, C and D Units. Rule 436(b) of Regulation C requests that you either identify the consultant and include a consent, or revise your disclosure to eliminate the reference to the consultant. Please advise or revise.

Compensation discussion and analysis, page 84

3. Please discuss your Chairman's and CEO's role in the compensation-setting process, if any, and clearly state who made the compensation decisions you refer to throughout your CD&A. We note your disclosure on page 87. However, it is

not clear what you mean by your statement that the board and the compensation committee "generally seek input from" Mr. Edelman and Mr. Pearce.

4. Please clarify how the determinations were made for the 2006 and 2007 LLC unit distributions to the executive officers. Also explain who made these determinations.

5. Refer to the last paragraph of Section II.B in Release No. 37-8732A, which states that a principal executive officer's compensation should be discussed separately where the policy or decisions for that executive officer are materially different. Please revise your CD&A to discuss in more detail your executive officers' compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

Elements of our compensation program, page 84

6. You state you determined compensation "based on a number of factors including . . . ." Please delete the term "including" and describe all the factors you considered. Since you refer to the amount of compensation paid by other similarly situated companies, please include the benchmarking information set forth in Item 402(b)(2)(xiv) of Regulation S-K.

Base Salary, page 84

7. We note your disclosure that your base salaries will be reviewed annually and adjusted to reflect individual roles and performance as well as company performance. Please revise to explain how you apply the five factors listed under the elements section to determine the compensation amounts.

8. Please analyze how individual roles and performance factored in to the compensation amounts you disclose.

9. With regard to company performance, we note that you have not disclosed any specific items of corporate performance that are evaluated or target levels of corporate performance. Please disclose the items of corporate performance that are measured and the target levels. If you believe that disclosure of the target levels would cause you competitive harm, using the standard you would use if requesting confidential treatment, please discuss this supplementally. In that case, note that you must still include disclosure that explains how difficult it will be for the executive or how likely it will be to achieve the undisclosed target levels. We may have additional comments on whether you have met the standards for treating the information confidentially. Please see instruction 4 to Item 402(b) of Regulation S-K.

Cash incentive bonuses, page 85

10. Please elaborate on how you determined the target bonuses upon completion of the Wood River and Fairmont Plants. If you have set specific goals, please revise to describe them.

11. Since you are a developmental stage company, please disclose how you expect to fund the cash incentive bonuses.

Equity incentive compensation, page 86

12. Please disclose if there are targets that must be met for the options granted to executive officers.

Role of executives in executive compensation decisions, page 87

13. Throughout this section you use the word "generally." Please revise to explain more clearly the role of the board and/or compensation committee in these compensation decisions.

Please direct questions regarding accounting comments to Jeffrey Gordon at (202) 551-3866 or in his absence, Rufus Decker at (202) 551-3769. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Lesli Sheppard at (202) 551-3708 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Ronald Cami, Esq.
        Cravath, Swaine & Moore LLP
        825 Eighth Avenue
        New York, NY 10019